HealtheMed, Inc.
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-13,061.48
Net cash provided by Operating Activities	-13,061.48
FINANCING ACTIVITIES	
Capital Stock	10.00
Net cash provided by Financing Activities	10.00
Net cash increase for period	-13,051.48
Cash at beginning of period	13,656.07
Cash at end of period	**604.59**